77M.     Mergers



1. The merger of Nicholas-Applegate International All Cap Growth Fund ("The Acquiring Fund") and Nicholas-Applegate International All Cap Growth Fund, a Series of the Professionally Managed Portfolios
("Acquired Fund").

(a)	The Acquiring Fund is Nicholas-Applegate International
All Cap Growth Fund.    The Acquired Fund is Nicholas-Applegate
International All Cap Growth Fund.

(b)	The general subject matter of the Special Meeting of Shareholders of the Acquired Fund included, among other things: (a) approval of the reorganization of the Nicholas-Applegate International All-Cap Growth Fund (the "Acquired Fund"), formerly the Duncan-Hurst International Growth Fund, a series of the Professionally Managed Portfolios;
(b) the approval of a proposed Agreement and Plan of Reorganization and the transactions contemplated thereby; and (c) the liquidation and
termination of the Acquired Fund.   The merger of the Acquiring Fund
into the Acquired Fund was approved by 82.26% of shares voting at the Special Meeting of Shareholders on November 18, 2005.
The vote was distributed as follows:

Total Shares Outstanding:  1,659,912.667
Total Shares in Favor:  1,365,474.477
Total Shares Against:  0
Total Shares Abstaining:  0